Filed by: Sovereign Bancorp, Inc.
This communication is filed pursuant to Rule 425 under
the Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 20, 2008

Communication issued on October 21, 2008 to Sovereign’s senior leaders.

There is no doubt you have already heard about our impending acquisition by Banco Santander of Madrid, Spain, announced on Monday, October 13. For three years, Santander has been a valued partner of Sovereign’s, holding nearly a 25% equity stake in our bank. I am very pleased to provide you with more information on how Santander’s acquiring the remaining portion of Sovereign will give us greater resources and provide more strength, safety and security to our clients.

Santander is the Eurozone’s largest bank by market capitalization and one of the world’s ten largest. It is primarily a retail and commercial bank with 80 million customers globally, earning 85% of its profit from those businesses. Operating for more than 150 years, Santander has over 13,000 branches - more than any other international bank. The success of Santander’s customer-focused business model is demonstrated in having reported a first half profit in 2008 of 4.7 billion Euros ($7.2 billion), an increase of 22% from the previous year. (For more information on Banco Santander, visit www.sovereignbank.com and follow the Santander link.)

While Sovereign is well capitalized and sound by all financial and operational measures, we believe that becoming a part of Santander greatly enhances our market position. Sovereign will benefit from Santander’s broad financial strength and operational resources, ultimately positioning us to grow our key businesses.

Sovereign will continue to operate as usual until the transaction is approved by shareholders and regulators and the acquisition is completed, which is expected to occur in the first quarter of 2009. Even after the transaction closes, Sovereign will continue to operate as a separate, FDIC-insured, federal savings bank subsidiary of Santander with our experienced management team remaining in place.

We are truly excited about the possibilities for our combined organizations and what that means for our clients, our communities and our team members. I thank you for your continued confidence in us and look forward to serving your financial needs well into the future. If you have any questions or other needs, please do not hesitate to contact me.

News Article: The Inquirer and Mirror, Nantucket, MA

Spanish bank purchases Nantucket Bank parent company

(Oct. 20, 2008) Sovereign Bank, the parent company of Nantucket Bank, has announced that it has reached an agreement to be acquired by Banco Santander, based in Madrid, Spain. The transaction is expected to be completed in the first quarter of 2009.  Santander already owns 24.35 percent of Sovereign. By joining Santander, Sovereign Bank will become part of one of the world’s top-10 largest banks by market capitalization. It was ranked fifth in the world by profit in 2007.

“For us, it will be business as usual. Santander has acquired banks in many parts of the world, and when they do, they often do not change the name of the bank. We expect to continue to be Nantucket Bank, a division of Sovereign Bank. For Santander, the acquisition of Sovereign represents an attractive entry point into the U.S. market, with the largest remaining independent bank in the Northeast. It appears to be a good marriage for everyone, including Nantucket Bank customers and employees,” Nantucket Bank president Bill Hourihan said.

Additional Information About This Transaction
In connection with the proposed transaction, Santander will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Sovereign that also constitutes a prospectus of Santander. Sovereign will mail the proxy statement/prospectus to its shareholders. Sovereign urges investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).

Proxy Solicitation
Santander, Sovereign and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Santander’s executive officers and directors in its annual report on Form 20-F filed with the SEC on June 27, 2008. You can find information about Sovereign’s executive officers and directors in its definitive proxy statement filed with the SEC on March 24, 2008. You can obtain free copies of these documents as described above.